UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No ___)

                              Valcent Products Inc.
                              ---------------------
                                (Name of Issuer)

                        Common Shares, without par value
                        --------------------------------
                         (Title of Class of Securities)

                                    918881103
                                    ---------
                                 (CUSIP Number)

                                  July 21, 2008
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

CUSIP No. 918881103
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(1)   Names of Reporting Persons.

      Platinum Long Term Growth VI, LLC
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(2)   Check the Appropriate Box if a Member of a Group (See Instructions).
      (a)   |_|
      (b)   |_|
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(3)   SEC Use Only.


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(4)   Citizenship or Place of Organization.

      Delaware
--------------------------------------------------------------------------------
                        (5)   Sole Voting Power: 3,623,529
                        --------------------------------------------------------
Number of Shares        (6)   Shared Voting Power: 0
Beneficially Owned      --------------------------------------------------------
by Each Reporting       (7)   Sole Dispositive Power: 3,623,529
Person With             --------------------------------------------------------
                        (8)   Shared Dispositive Power: 0
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(9)   Aggregate Amount Beneficially Owned by Each Reporting Person.

      3,623,529 Common Shares
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(10)  Check if the Aggregate Amount in Row 9 Excludes Certain Shares. |_|


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(11)  Percent of Class Represented by Amount in Row 9.

      9.99%
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(12)  Type of Reporting Person (See Instructions).

      OO
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Item 1.

(a) Name of Issuer.

Valcent Products Inc.

(b) Address of Issuer's Principal Executive Offices.

Suite 1010 - 789 West Pender Street
Vancouver, British Columbia V6C 1H2
CANADA

Item 2.

(a) Name of Person Filing.

Platinum Long Term Growth VI, LLC

(b) Address or Principal Business Office or, if none, Residence.

152 West 57th Street, 54th Floor
New York, NY 10019

(c) Citizenship or Place of Organization.

Delaware

(d) Title of Class of Securities.

Common Shares, without par value

(e) CUSIP No.

918881103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

      (a)   |_| Broker or dealer registered under section 15 of the Act.
      (b)   |_| Bank as defined in Section 3(a)(6) of the Act.
      (c)   |_| Insurance company as defined in Section 3(a)(19) of the Act.
      (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940.
      (e)   |_| An investment adviser in accordance with Rule
            13d-1(b)(1)(ii)(E);
      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
      (j)   |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

      (a)   Amount Beneficially Owned: 3,623,529 Common Shares.

      The 3,623,529 common shares are issuable upon conversion of a $1,848,000 principal amount Zero Coupon Senior Secured Convertible Promissory Note. The Note may be converted into Common Shares at any time at a conversion price of $0.51 per share. However, after January 16, 2009, the conversion price of the Note will equal the lesser of $0.51 (unless the conversion price has been adjusted as provide din the Note) and 70% of the average of the five lowest closing bid prices of the Common Shares for the ten trading days prior to the conversion date. The Note provides a limitation on the conversion of such Note, such that the number of Common Shares that may be acquired by the holder upon conversion of the Note shall be limited to the extent necessary to ensure that following such conversion the total number of Common Shares then beneficially owned by the holder does not exceed 9.99% of the total number of issued and outstanding Common Shares (including for such purpose the shares of common stock issuable upon such conversion).

      In addition, the Issuer also issued to the Reporting Person two warrants (the "Warrants"), one warrant being redeemable by the Company (the "Redeemable Warrants") and the other being non-redeemable (the "Non-Redeemable Warrants"). The Non-Redeemable Warrants are exercisable at $0.55 and the Redeemable Warrants are exercisable at $0.75. The Reporting Person received a Non-Redeemable Warrant to purchase an aggregate of 3,623,529 Common Shares and a Redeemable Warrant to purchase an aggregate of 1,811,765 Common Shares. The Warrants provide a limitation on the exercise of the Warrants, such that the number of Common Shares that may be acquired by the holder upon exercise of the Warrants shall be limited to the extent necessary to ensure that following such exercise the total number of Common Shares then beneficially owned by the holder does not exceed 9.99% of the total number of issued and outstanding Common Shares (including for such purpose the shares of common stock issuable upon exercise).

      (b)   Percent of class: 9.99%

      (c)   Number of shares as to which such person has:
            (i)   Sole power to vote or to direct the vote: 3,623,529
            (ii)  Shared power to vote or to direct the vote: 0
            (iii) Sole power to dispose or to direct the disposition of:
                  3,623,529
            (iv)  Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. N/A

Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group. N/A

Item 9. Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2008

PLATINUM LONG TERM GROWTH VI, LLC


By: /s/ OLIVER JIMENEZ
    ------------------
Name: Oliver Jimenez
Title: Chief Compliance Officer